SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PW Juniper Crossover Fund, L.L.C.
(Name of Issuer)

PW Juniper Crossover Fund, L.L.C.
(Name of Person(s) Filing Statement)

Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Mark D. Goldstein, Esq.
UBS PaineWebber Inc.
1285 Avenue of the Americas
New York, New York 10019
(212) 713-2000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Stuart H. Coleman, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
(212) 806-5400

August 27, 2001
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $27,000,000 (a)	Amount of Filing Fee: $5,400 (b)

(a)   Calculated as the aggregate maximum purchase price for limited liability company interests.
(b)   Calculated at 1/50th of 1% of the Transaction Valuation.
[   ] Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:_______________________
Form or Registration No.:________________________
Filing Party:____________________________________
Date Filed:______________________________________

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] [x] [ ] [ ]	third-party tender offer subject to Rule 14d-1. issuer tender offer subject to Rule 13e-4. going-private transaction subject to Rule 13e-3. amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

ITEM 1.  Summary Term Sheet.

          As we said we would in your Fund's offering documents, we will buy up to 10% of the limited liability company interests in the Fund (the "Interests") at their estimated net asset value (that is, the estimated value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to sell). We are tendering for up to $27,000,000 of Interests in total. If the offer is oversubscribed, we will purchase only a pro-rata portion of the Interests you tender. This offer will remain open until midnight on September 25, 2001. Estimated net asset value will be calculated for this purpose on September 30, 2001.

          We will pay you in cash by approximately October 9, 2001, an amount equal to the estimated net asset value of the Interests you tender and we accept. We will obtain the cash to pay you, either from cash on hand, selling portfolio securities or through borrowings. If you tender part of your Interests, you must leave an amount equal to at least $20,000 (the "Required Minimum Balance") in the Fund. The Fund reserves the right to reduce the amount of Interests purchased from you so that the Required Minimum Balance is maintained.

          Following this summary is a formal notice of our offer to purchase your Interests. Until the offer terminates, you have the right to change your mind and withdraw your Interests from consideration for purchase. If we do not accept your Interests by midnight, September 25, 2001, you may still withdraw your Interests at any time after October 23, 2001, assuming your offer has not been accepted. Please note that tendering your Interests may trigger the payment by you of an incentive allocation to the Fund's investment adviser for managing the Fund's assets. If you tender less than all your Interests, the incentive allocation will be paid only in respect of the Interests you tender.

          If you would like us to purchase your Interests, you should mail a Letter of Transmittal (the last page of the letter will suffice), attached to this document as Exhibit C, to PW Juniper Crossover Fund, L.L.C., c/o PFPC at P.O. Box 857, Claymont, Delaware 19703-9911, or fax it to PFPC at (302) 793-8201 or (302) 793-8202, so that it is received before midnight, September 25, 2001. If you choose to fax the Letter of Transmittal, you should mail the original last page of the Letter of Transmittal to PFPC promptly after you fax it (although the original page does not have to be received before midnight, September 25, 2001). Of course, the value of your Interests is likely to change between July 31, 2001 (the last time estimated net asset value was calculated), August 31, 2001 (the next time it will be calculated), and September 30, 2001, when the value of your investment will be determined for purposes of calculating your purchase price. The net asset value of your Interests is determined at least monthly and may be determined more frequently. If you would like to obtain the most current estimated net asset value of your Interests, you may contact PFPC, at (877) 431-1973 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

          Please note that just as you have the right to withdraw your Interests, we have the right to cancel, amend or postpone this offer at any time before midnight, September 25, 2001. Also realize that although the tender offer expires on September 25, 2001, you remain an investor in the Fund until September 30, 2001, when the estimated net asset value of your Interests is calculated.

          If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with PFPC. To assure good delivery, please send the Letter of Transmittal to PFPC and not to your Financial Advisor.

ITEM 2.  Issuer Information.

                (a)  The name of the issuer is PW Juniper Crossover Fund, L.L.C. (the "Fund"). The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 1285 Avenue of the Americas, New York, New York 10019 and the telephone number is (212) 713-2000.

                (b)  The title of the securities that are the subject of the offer to purchase ("Offer to Purchase" and the tender offer made thereby, the "Offer") is limited liability company interests or portions thereof in the Fund. (As used herein, the term "Interest" or "Interests," as the context requires, shall refer to the limited liability company interests in the Fund and portions thereof that constitute the class of security that is the subject of this tender offer or the limited liability company interests in the Fund or portions thereof that are tendered by investors to the Fund pursuant to the Offer to Purchase.) As of the close of business on August 1, 2001, there were approximately $265,506,030 outstanding in capital of the Fund held in Interests. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to $27,000,000 of Interests that are tendered by and not withdrawn prior to 12:00 midnight, New York time, on September 25, 2001, subject to any extension of the Offer to Purchase.

                (c)  Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund's Limited Liability Company Agreement dated as of October 11, 2000 (the "L.L.C. Agreement").

ITEM 3.  Identity and Background of Filing Person.

                (a)  The name of the filing person is PW Juniper Crossover Fund, L.L.C. The Fund's principal executive office is located at 1285 Avenue of the Americas, New York, New York 10019 and the telephone number is (212) 713-2000. The investment adviser of the Fund is PW Juniper Management, L.L.C. (the "Adviser"). The principal executive office of the Adviser is located at 1285 Avenue of the Americas, New York, New York 10019 and the telephone number is (212) 713-2000. The managing member of the Adviser is PW Fund Advisor, L.L.C. (the "Managing Member"). The Fund's Directors are E. Garrett Bewkes, Jr., Meyer Feldberg, George W. Gowen and M. Cabell Woodward, Jr. Their address is c/o UBS PaineWebber Inc., attention: Alternative Investment Group, 1285 Avenue of the Americas, New York, New York 10019.

ITEM 4.  Terms of this Tender Offer.

                (a)(1)(i)     Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to $27,000,000 in Interests that are tendered by and not withdrawn prior to 12:00 midnight, New York time, on September 25, 2001, subject to any extension of the Offer to Purchase.

(ii)	The purchase price of Interests tendered to the Fund will be their estimated net asset value as of the close of business on September 30, 2001, if the Offer to Purchase expires on the expected expiration date. If the Fund elects to extend the tender period for any reason, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires.

Investors who tender Interests will receive cash in an aggregate amount equal to the estimated unaudited net asset value of Interests tendered by the investor and accepted by the Fund, determined as of September 30, 2001, and payable by approximately October 9, 2001.

A copy of: (i) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (ii) the Offer to Purchase; (iii) a form of Letter of Transmittal; (iv) a form of Notice of Withdrawal of Tender; and (v) a form of Letter to Investors in connection with acceptances of offers of tender are attached hereto as Exhibits A, B, C, D and E, respectively.

(iii)	The scheduled expiration date is 12:00 midnight, New York time, Tuesday, September 25, 2001.

(iv)	Not applicable.

(v)	The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying investors of such extension. If the Fund elects to extend the tender period for any reason, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer to Purchase and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify investors.

(vi)	Interests may be withdrawn at any time before 12:00 midnight, New York time, Tuesday, September 25, 2001 and, if Interests have not then been accepted by the Fund, at any time after October 23, 2001.

(vii)	Investors wishing to tender Interests pursuant to the Offer should mail a completed and executed Letter of Transmittal (the last page will suffice) to PFPC ("PFPC"), to the attention of Joyce Molitor, at the address set forth on page 2 of the Offer to Purchase, or fax a completed and executed Letter of Transmittal to PFPC, also to the attention of Joyce Molitor, at the fax numbers set forth on page 2 of the Offer to Purchase. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than the expiration date. The Fund recommends that all documents be submitted to PFPC by certified mail, return receipt requested, or by facsimile transmission. An investor choosing to fax a Letter of Transmittal to PFPC must also mail the original completed and executed Letter of Transmittal (the last page will suffice) to PFPC promptly thereafter.

Any investor tendering an Interest pursuant to this Offer may withdraw its tender at any time on or before the expiration date and, if Interests have not then been accepted by the Fund, at any time after October 23, 2001. To be effective, any notice of withdrawal must be timely received by PFPC at the address or fax numbers set forth on page 2 of the Offer to Purchase. A form to use to give notice of withdrawal is available by calling PFPC at the phone number indicated on page 2 of the Offer to Purchase. Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered prior to the expiration date by following the procedures described above.

If an investor elects to tender, it is the tendering investor's responsibility to confirm receipt of the Letter of Transmittal or other document with PFPC. To assure good delivery, please send the Letter of Transmittal to PFPC and not to your Financial Advisor.

(viii)	For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when it gives oral or written notice to the tendering investor of its election to purchase such Interest.

(ix)	If more than $27,000,000 in Interests are duly tendered to the Fund prior to the expiration of the Offer and not withdrawn, the Fund will in its sole discretion either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; or (b) accept Interests tendered on or before the expiration date for payment on a pro-rata basis based on the aggregate estimated net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in (v) above.

(x)	The purchase of Interests pursuant to the Offer will have the effect of decreasing the size of the Fund and increasing the proportionate interest in the Fund of investors who do not tender Interests. A decrease in the size of the Fund may limit the Fund's access to certain investment opportunities and cause the Fund to sell assets it would not have sold otherwise, including public securities. The sale of public securities may increase the Fund's ratio of illiquid investments to liquid investments. An increase in the proportionate interest in the Fund of investors who do not tender may result in higher expenses for such investors to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. The effects of decreased Fund size and increased proportionate interests of investors who do not tender may be reduced or eliminated to the extent that additional sales of Interests are made from time to time.

(xi)	Not applicable.

(xii)	An investor who tenders its entire Interest to the Fund (and whose entire Interest is accepted) for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such investor and such investor's adjusted tax basis in its Interest. Gain, if any, will be recognized by a tendering investor only as and after the total proceeds received by such investor exceed the investor's adjusted tax basis in its Interest. This capital gain or loss will be short-term or long-term depending upon the investor's holding period for its Interest at the time the gain or loss is recognized. Recently issued Treasury Regulations provide that an investor will have a divided (that is, fragmented) holding period for its interest if the investor makes contributions to the Fund at different times. Under the Treasury Regulations, each time the investor makes a contribution to the Fund, the investor will have a new holding period for that portion of its Interest determined by a fraction, the numerator of which is the amount of the contribution and the denominator of which is the investor's capital account immediately after the contribution. Certain cash contributions, if made within one year of a liquidating distribution, can be netted against the distribution. If the investor recognizes capital gain or loss in connection with a complete withdrawal from the Fund, the gain or loss is divided between long-term and short-term capital gain or loss in the same proportions as the holding period of the Interest is divided between the portion of the Interest held for more than one year and the portion of the Interest held for one year or less. A tendering investor will recognize ordinary income to the extent such investor's allocable share of the Fund's "unrealized receivables" exceeds the investor's basis in such unrealized receivables, as determined pursuant to the Treasury Regulations. For these purposes, accrued but untaxed market discount if any, on securities held by the Fund will be treated as an unrealized receivable with respect to the tendering investor. An investor who tenders less than its entire Interest to the Fund for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received exceeds such investor's adjusted tax basis in its Interest.

Pursuant to the authority granted to it under the L.L.C. Agreement, the Adviser intends to specially allocate items of Fund capital gain, including short-term capital gain, to a withdrawing investor to the extent its liquidating distribution would otherwise exceed its adjusted tax basis in its Interest. Such a special allocation may result in the withdrawing investor recognizing capital gain, which may include short-term gain, in the investor's last taxable year in the Fund, thereby potentially reducing the amount of any long-term capital gain that, absent the special allocation, would otherwise have been recognized by the withdrawing investor.

(2)	Not applicable.

                (b)  The Adviser does not intend to tender any Interests in the Offer.

ITEM 5.  Past Contracts, Transactions, Negotiations and Agreements with Respect to the Issuer's Securities.

          The Fund's prospectus (the "Prospectus"), provides that the Fund may offer, from time to time, pursuant to written tenders, to repurchase up to 10% of its outstanding Interests from investors, and that the Fund's Directors have the discretion to determine whether the Fund will offer to repurchase its outstanding Interests. The Prospectus also states that the Adviser expects it will recommend to the Directors that the Fund repurchase Interests from investors in September of 2001, and twice each year thereafter, in March and September. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and the Adviser, the Managing Member or Directors of the Fund or any person controlling the Fund or controlling the Adviser or Directors of the Fund; and (ii) any person, with respect to Interests. However, the L.L.C. Agreement provides that the Fund shall be dissolved if it has not commenced a tender offer for at least 10% of its outstanding Interests within a period of two years after an investor requests that the Fund do so.

ITEM 6.  Purposes of this Tender Offer and Plans or Proposals of the Issuer or Affiliate.

                (a)  The purpose of the Offer to Purchase is to provide some liquidity to investors who hold Interests as contemplated by and in accordance with the procedures set forth in the Prospectus and the L.L.C. Agreement.

                (b)  Interests that are tendered to the Fund by an Investor in connection with the Offer to Purchase will be retired. The Fund may issue Interests to "Qualified Investors," as that term is defined in the Prospectus, from time to time.

                (c)  Neither the Fund nor the Adviser nor the Directors have any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Interests in the Fund (other than the Fund's intention to accept subscriptions for Interests from time to time in the discretion of the Fund), or the disposition of Interests in the Fund, other than as described in the Prospectus; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the Adviser or the Directors of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors of the Fund, to fill any existing vacancy for a Director of the Fund or to change any material term of the investment advisory arrangements with the Adviser; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Directors determine may be necessary or appropriate to fund all or a portion of the purchase price for Interests acquired pursuant to the Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the L.L.C. Agreement or other actions that might impede the acquisition of control of the Fund by any person. Because Interests are not traded in any market, Items (6), (7) and (8) of Item 1006(c) are not applicable to the Fund.

ITEM 7.  Source and Amount of Funds or Other Consideration.

                (a)  The Fund expects that the purchase price for Interests acquired pursuant to the Offer to Purchase, which will not exceed $27,000,000 (unless the Fund elects, in its sole and absolute discretion, to purchase a greater amount), will be derived from: (1) cash on hand; (2) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund; and/or (3) possibly borrowings, as described in paragraph (d), below.

                (b)  Not applicable.

                (c)  Not applicable.

                (d)  Neither the Fund nor the Adviser nor the Directors have determined at this time to borrow funds to purchase Interests in connection with the Offer to Purchase. However, depending on the dollar amount of the Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price. The Fund is in the process of obtaining an unsecured lending facility with UBS AG, Stamford Branch, providing a revolving line of credit, initially of $200 million, to the Fund and certain open-end investment companies advised by affiliates of the Managing Member. The line of credit, which the Fund expects to be available before the time that any payments are made pursuant to this tender offer, will expire in August 2002, and will bear interest based on the LIBOR or Federal funds rate quoted in the market from time to time, plus, in each case, .40%. The Fund intends to repay any such borrowings by sales of portfolio securities or of new Interests from time to time.

ITEM 8.  Interest in Securities of the Issuer.

                (a)  Based on August 1, 2001 unaudited net asset value, the Adviser beneficially owns $908,221 in Interests.

                (b)  During the past 60 days, the only transactions involving the Interests effected by the Fund, the Adviser of the Fund, the Directors or any person controlling the Fund or controlling the Adviser or any Directors of the Fund were the aggregate subscriptions of $19,472,196 in Interests from existing investors.

ITEM 9.  Persons/assets Retained, Employed, Compensated or Used.

          No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

ITEM 10.  Financial Statements.

                (a)(1)  Reference is made to the following financial statements of the Fund, which the Fund has prepared and has furnished (or, in the case of the June 2001 statements, will furnish concurrently with the materials relating to this tender offer) to Investors pursuant to Rule 30d-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the year ended December 31, 2000, previously filed on EDGAR on Form N-30D on March 7, 2001; and

Unaudited financial statements for the six-month period ended June 30, 2001, which will be filed on EDGAR on Form N-30D concurrently (or by the end of August) with this Schedule TO.

                     (2)  The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have shares, and consequently does not have earnings per share information.

                     (3)  Not applicable.

                     (4)  The Fund does not have shares, and consequently does not have book value per share information.

                (b)  The Fund's assets will be reduced by the amount of the tendered Interests. Thus, income relative to assets may be affected by the tender offer. The Fund does not have shares, and consequently does not have earnings or book value per share information.

ITEM 11.  Additional Information.

(a)	(1) (2) (3) (4) (5)	None. None. Not applicable. None. None.

(b)	None.

ITEM 12.  Exhibits.

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase (with financial statements to be enclosed).

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Form of Letter from the Fund to Investors in connection with acceptance of offers of tender.

SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PW JUNIPER CROSSOVER FUND, L.L.C

By:	PW Fund Advisor, L.L.C. Managing Member of PW Juniper Management, L.L.C.

By: /s/ Daniel Archetti Name: Daniel Archetti Title: Authorized Signatory

August 16, 2001

Exhibit A

Cover Letter to Offer to Purchase and Letter of Transmittal

If you do not want to sell your limited liability company interests at this time, please disregard this notice. This is simply notification of the Fund's tender offer

August 2001

Dear PW Juniper Crossover Fund, L.L.C. Investor:

           We are writing to inform you of important dates related to the tender offer by PW Juniper Crossover Fund, L.L.C. (the "Fund"). If you are not interested in selling your limited liability company interests at this time, please disregard this notice and take no action.

           The tender offer period will begin on August 27, 2001 and end on September 25, 2001. The purpose of the tender offer is to provide some liquidity to investors who hold interests in the Fund. Fund interests can be redeemed by means of a tender offer only during one of the Fund's announced tender offers.

           Should you wish to sell any of your interests during this tender offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) to PFPC in the enclosed postage-paid envelope. If you do not wish to sell any of your interests, simply disregard this notice. No action is required if you do not wish to redeem at this time.

           All requests to tender Fund interests must be received by the Fund's Administrator, PFPC, either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by September 25, 2001. If you elect to tender, it is your responsibility to confirm receipt of the letter of transmittal with pfpc by calling the number below.

           If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your Financial Advisor or Joyce Molitor at our Administrator, (877) 431-1973.

Sincerely,

PW Juniper Crossover Fund, L.L.C.

Exhibit B

Offer to Purchase

PW JUNIPER CROSSOVER FUND, L.L.C.
1285 Avenue of the Americas
New York, New York 10019

OFFER TO PURCHASE $27,000,000 IN OUTSTANDING
LIMITED LIABILITY COMPANY INTERESTS AT NET ASSET VALUE
DATED AUGUST 27, 2001

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
12:00 MIDNIGHT, NEW YORK TIME, ON TUESDAY, September 25, 2001,
UNLESS THE OFFER IS EXTENDED

To the Investors of
PW Juniper Crossover Fund, L.L.C.:

          PW Juniper Crossover Fund, L.L.C., a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase for cash on the terms and conditions set forth in this offer to purchase ("Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer") up to $27,000,000 in interests in the Fund (the "Interests") or portions thereof pursuant to tenders by investors at a price equal to their estimated net asset value as of September 30, 2001, if the Offer expires on September 25, 2001. If the Fund elects to extend the tender period for any reason, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. (As used in this Offer, the term "Interest," or "Interests," as the context requires, shall refer to the interests in the Fund and portions thereof representing beneficial interests in the Fund.) This Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Limited Liability Company Agreement dated as of October 11, 2000 (the "L.L.C. Agreement").

          Investors should realize that the value of the Interests tendered in this Offer likely will change between July 31, 2001 (the last time net asset value was calculated), August 31, 2001 (the next time it will be calculated), and September 30, 2001, when the value of the Interests tendered to the Fund will be determined for purposes of calculating the purchase price of such Interests. Investors should also note that although the tender offer expires on September 25, 2001, they remain investors in the Fund until September 30, 2001, when the estimated net asset value of their Interests is calculated. The Fund determines the estimated net asset value at least monthly and may determine the estimated net asset value more frequently. Any tendering investors that wish to obtain the most current estimated net asset value of their Interests on this basis should contact PFPC, at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

          Investors desiring to tender all or any portion of their Interest in the Fund in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal (the last page will suffice) and mail or fax it to the Fund in the manner set forth below.

IMPORTANT

          Neither the Fund, the Adviser, any affiliate of the Adviser, nor any of the Directors makes any recommendation to any investor as to whether to tender or refrain from tendering Interests. Investors must make their own decisions whether to tender Interests.

          Because each investor's investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether investors should tender Interests pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

          This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

          Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund's service agent.

PW Juniper Crossover Fund, L.L.C. c/o PFPC P.O. Box 857 Claymont, Delaware 19703-9911 Phone: (877) 431-1973 Fax: (302) 793-8201 (302) 793-8202 Attention: Joyce Molitor

TABLE OF CONTENTS

1. 2. 3. 4. 5. 6. 7. 8. 9. 10.	Background and Purpose of the Offer Offer to Purchase and Price Amount of tender Procedure for Tenders Withdrawal Rights Purchases and Payment Certain Conditions of the Offer Certain Information about the Fund Certain Federal Income Tax Consequences Miscellaneous	5 5 6 7 7 8 8 9 10 11
Annex A: Financial Statements (enclosed)

Summary Term Sheet

•	As we said in your Fund's offering documents, we will buy up to 10% of the Interests in the Fund at their estimated net asset value (that is, the estimated value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to sell). We are tendering for up to $27,000,000 of Interests in total. If the offer is oversubscribed, we will purchase only a pro-rata portion of the Interests you tender. This offer will remain open until midnight on September 25, 2001. Estimated net asset value will be calculated for this purpose on September 30, 2001.

•	We will pay you in cash by approximately October 9, 2001, an amount equal to the estimated net asset value of the Interests you tender and we accept. We will obtain the cash to pay you, either from cash on hand, selling portfolio securities or through borrowings. If you tender part of your Interests, you must leave an amount equal to at least $20,000 (the "Required Minimum Balance") in the Fund. The Fund reserves the right to reduce the amount of Interests purchased from you so that the Required Minimum Balance is maintained.

•	Following this summary is a formal notice of our offer to purchase your Interests. Our offer remains open to you until midnight on September 25, 2001. Until this time, you have the right to change your mind and withdraw your Interests from consideration for purchase. If we do not accept your interests by midnight, September 25, 2001, you may still withdraw your Interests at any time after October 23, 2001, assuming your offer has not been accepted. Please note that tendering your Interests may trigger the payment by you of an incentive allocation to the Fund's investment adviser for managing the Fund's assets. If you tender less than all your Interests, the incentive allocation will be paid only in respect of the Interests you tender.

•

If you would like us to purchase your Interests, you should mail or fax a Letter of Transmittal (the last page of the letter will suffice), enclosed with our offer, to PFPC at the address/fax number listed on page 2 of this Offer to Purchase, so that it is received before midnight, September 25, 2001. If you choose to fax the Letter of Transmittal, you should mail the original last page of the Letter of Transmittal to PFPC promptly after you fax it (although the original page does not have to be received before midnight, September 25, 2001). Of course, the value of your Interests is likely to change between July 31, 2001 (the last time estimated net asset value was calculated), August 31, 2001 (the next time it will be calculated), and September 30, 2001, when the value of your investment will be determined for purposes of calculating your purchase price. The net asset value of your Interests is determined at least monthly and may be determined more frequently.

•	If you would like to obtain the most current estimated net asset value of your Interests, you may contact PFPC, at the phone number or address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

•	Please note that just as you have the right to withdraw your Interests, we have the right to cancel, amend or postpone this offer at any time before midnight, September 25 2001. Also realize that although the tender offer expires on September 25, 2001, you remain an investor in the Fund until September 30, 2001, when the estimated net asset value of your Interests is calculated.

•	If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with PFPC. To assure good delivery, please send the Letter of Transmittal to PFPC and not to your Financial Advisor.

                1.  Background and Purpose of the Offer. The purpose of the Offer is to provide some liquidity to investors who hold Interests. The Fund's prospectus (the "Prospectus") provides that the Fund may offer, from time to time, pursuant to written tenders, to repurchase up to 10% of its outstanding Interests from investors, and that the Fund's Directors have the discretion to determine whether the Fund will offer to repurchase its outstanding Interests. The Prospectus also states that the investment adviser of the Fund, PW Juniper Management, L.L.C. (the "Adviser"), expects it will recommend to the Directors that the Fund repurchase Interests from investors in September of 2001, and twice each year thereafter, in March and September. Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Fund, the Directors have determined, after consideration of various matters, including, but not limited to, those set forth in the Prospectus, that the Offer is in the best interests of investors of the Fund to provide some liquidity for Interests as contemplated in the Prospectus. The Directors intend to consider the continued desirability of the Fund making offers to purchase Interests in March and September of each year, but the Fund is not required to make any such offer.

                The purchase of Interests pursuant to the Offer will have the effect of decreasing the size of the Fund and increasing the proportionate interest in the Fund of investors who do not tender Interests. A decrease in the size of the Fund may limit the Fund's access to certain investment opportunities and cause the Fund to sell assets it would not have sold otherwise, including public securities. The sale of public securities may increase the Fund's ratio of illiquid investments to liquid investments. An increase in the proportionate interest in the Fund of investors who do not tender may result in higher expenses for such investors to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. The effects of decreased Fund size and increased proportionate interests of investors who do not tender may be reduced or eliminated to the extent that additional sales of Interests are made from time to time.

                Interests that are tendered to the Fund by an Investor in connection with the Offer to Purchase will be retired. The Fund may issue Interests to "Qualified Investors," as that term is defined in the Prospectus, from time to time.

                2.  Offer to Purchase and Price. The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to $27,000,000 of those outstanding Interests that are properly tendered by and not withdrawn (in accordance with Section 5 below) before 12:00 midnight, New York time, on Tuesday, September 25, 2001 (such time and date being hereinafter called the "Initial Expiration Date"). If the Fund elects to extend the tender period for any reason, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended hereinafter is called the "Expiration Date" occurs. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of an Interest tendered will be its estimated net asset value as of the close of business on the last day of the month in which the Expiration Date occurs, payable as set forth in Section 6. The table below shows the estimated unaudited net asset value, as of August 1, 2001, of an initial capital contribution of $25,000 made as of the dates on which initial investments in the Fund were accepted.

Month Contribution Made	Unaudited Estimated Net Asset Value as of August 1, 2001

November 21, 2000 December 1, 2000 January 1, 2001 June 1, 2001 July 1, 2001	CONFIDENTIAL PORTION - THIS INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SEC.

                As of the close of business on August 1, 2001, there were approximately $265,506,030 outstanding in capital of the Fund held in Interests (based on the unaudited estimated net asset value of such Interests). The Fund determines its estimated net asset value at least monthly and may determine its estimated net asset value more frequently. Investors may obtain the most current information regarding the estimated net asset value of their Interests by contacting PFPC, at the telephone number or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). Of course, the value of the Interests tendered by the investors likely will change between July 31, 2001 (the last time net asset value was calculated), August 31, 2001 (the next time it will be calculated), and September 30, 2001, when the value of the Interests tendered by investors will be determined for purposes of calculating the purchase price of such Interests.

                3.  Amount of Tender. Investors may tender their entire Interest or a portion of their Interest. The Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Interests being tendered. If you tender part of your Interests, you must leave an amount equal to at least $20,000 in the Fund. The Fund reserves the right to reduce the amount of Interests purchased from you so that the Required Minimum Balance is maintained.

                If the amount of the Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $27,000,000 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $27,000,000 in Interests are duly tendered to the Fund before the expiration of the Offer and not withdrawn pursuant to Section 5 below, the Fund will, in its sole discretion, either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; or (b) accept Interests tendered on or before the Expiration Date for payment on a pro-rata basis based on the aggregate estimated net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below. The Adviser does not intend to tender any Interests in the Offer.

                4.  Procedure for Tenders. Investors wishing to tender Interests pursuant to the Offer should mail a completed and executed Letter of Transmittal (the last page will suffice) to PFPC, to the attention of Joyce Molitor, at the address set forth on page 2, or fax a completed and executed Letter of Transmittal to PFPC, also to the attention of Joyce Molitor, at the fax numbers set forth on page 2. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to PFPC by certified mail, return receipt requested, or by facsimile transmission. An investor choosing to fax a Letter of Transmittal to PFPC must also mail the original completed and executed Letter of Transmittal (the last page will suffice) to PFPC promptly thereafter. If an investor elects to tender, it is the tendering investor's responsibility to confirm receipt of the Letter of Transmittal or other document with PFPC.

                Investors wishing to confirm receipt of a Letter of Transmittal may contact PFPC at the address and phone number set forth on page 2. The method of delivery of any documents is at the election and complete risk of the investor tendering an Interest, including, but not limited to, the failure of PFPC to receive any Letter of Transmittal or other document. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular investor, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund nor the Adviser nor Directors of the Fund shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

                5.  Withdrawal Rights. Any investor tendering an Interest pursuant to this Offer may withdraw its tender at any time on or before the Expiration Date and, if Interests have not then been accepted by the Fund, at any time after October 23, 2001. To be effective, any notice of withdrawal must be timely received by PFPC at the address or fax numbers set forth on page 2. A form to use to give notice of withdrawal is available by calling PFPC at the phone number indicated on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered prior to the Expiration Date by following the procedures described in Section 4.

                6.  Purchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when it gives oral or written notice to the tendering investor of its election to purchase such Interest. As stated in Section 2 above, the purchase price of an Interest tendered by any investor will be the estimated net asset value thereof as of the close of business on September 30, 2001, if the Offer expires on the Initial Expiration Date. If the Fund elects to extend the tender period for any reason, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The estimated net asset value will be determined after all allocations to capital accounts of the investors required to be made by the L.L.C. Agreement, including in respect of any Incentive Allocation, have been made.

                Payment will be made by wire transfer directly to the tendering investor's brokerage account with UBS PaineWebber Inc. ("UBS PaineWebber") if such investor has a UBS PaineWebber account. Payments wired directly to brokerage accounts will be subject upon withdrawal from such accounts to any fees that UBS PaineWebber would customarily assess upon the withdrawal of cash from such brokerage account. If such investor does not have a UBS PaineWebber account, the payment will be sent directly to its mailing address as listed in the Fund's records, unless such investor advises the Fund in writing of a change in its mailing address.

                The Fund expects that the purchase price for Interests acquired pursuant to the Offer to Purchase, which will not exceed $27,000,000 (unless the Fund elects, in its sole and absolute discretion, to purchase a greater amount), will be derived from: (1) cash on hand; (2) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund; and/or (3) possibly borrowings, as described below. Neither the Fund nor the Adviser nor Directors have determined at this time to borrow funds to purchase Interests in connection with the Offer to Purchase. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price. The Fund is in the process of obtaining an unsecured lending facility with UBS AG, Stamford Branch, providing a revolving line of credit, initially of $200 million, to the Fund and certain open-end investment companies advised by affiliates of the Managing Member. The line of credit, which the Fund expects to be available before the time that any payments are made pursuant to this tender offer, will expire in August 2002, and will bear interest based on the LIBOR or Federal funds rate quoted in the market from time to time, plus, in each case, .40%. The Fund intends to repay any such borrowings by sales of portfolio securities or of new Interests from time to time.

                7.  Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying investors of such extension. If the Fund elects to extend the tender period for any reason, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify investors.

                The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the Directors' judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse affect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the estimated net asset value of the Fund from the estimated net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its investors if Interests tendered pursuant to the Offer were purchased; or (c) the independent Directors of the Fund determine that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

                8.  Certain Information About the Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 1285 Avenue of the Americas, New York, New York 10019 and the telephone number is (212) 713-2000. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the L.L.C. Agreement. The Fund's Directors are E. Garrett Bewkes, Jr., Meyer Feldberg, George W. Gowen and M. Cabell Woodward, Jr. Their address is c/o UBS PaineWebber Inc., attention: Alternative Investment Group, 1285 Avenue of the Americas, New York, New York 10019.

                The Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests from time to time in the discretion of the Fund) or the disposition of Interests, other than as disclosed in the Prospectus; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Adviser or Directors of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors of the Fund, to fill any existing vacancy for a Director of the Fund or to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Directors determine may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the L.L.C. Agreement or other actions that may impede the acquisition of control of the Fund by any person.

                During the past 60 days, the only transactions involving the Interests effected by the Fund, the Adviser of the Fund, the Directors or any person controlling the Fund or controlling the Adviser or any Directors of the Fund were the aggregate subscriptions of $19,472,196 in Interests from existing investors.

                Based on August 1, 2001 unaudited net asset value, the Adviser beneficially owns $908,221 in Interests. The Adviser is entitled under the terms of the L.L.C. Agreement to receive, subject to certain limitations, the Incentive Allocation, as specified in the L.L.C. Agreement and described in the Prospectus. If an investor tenders less than all its Interests, the incentive allocation will be paid only in respect of the Interests the investor tenders.

                9.  Certain Federal Income Tax Consequences. The following discussion is a general summary of the Federal income tax consequences of the purchase of Interests by the Fund from investors pursuant to the Offer. Investors should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

                An investor who tenders its entire Interest (and whose entire interest is accepted) to the Fund for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such investor and such investor's adjusted tax basis in its Interest. Gain, if any, will be recognized by a tendering investor only as and after the total proceeds received by such investor exceed the investor's adjusted tax basis in its Interest. This capital gain or loss will be short-term or long-term depending upon the investor's holding period for its Interest at the time the gain or loss is recognized. Recently issued Treasury Regulations provide that an investor will have a divided (that is, fragmented) holding period for its interest if the investor makes contributions to the Fund at different times. Under the Treasury Regulations, each time the investor makes a contribution to the Fund, the investor will have a new holding period for that portion of its Interest determined by a fraction, the numerator of which is the amount of the contribution and the denominator of which is the investor's capital account immediately after the contribution. Certain cash contributions, if made within one year of a liquidating distribution, can be netted against the distribution. If the investor recognizes capital gain or loss in connection with a complete withdrawal from the Fund, the gain or loss is divided between long-term and short-term capital gain or loss in the same proportions as the holding period of the Interest is divided between the portion of the Interest held for more than one year and the portion of the Interest held for one year or less. A tendering investor will recognize ordinary income to the extent such investor's allocable share of the Fund's "unrealized receivables" exceeds the investor's basis in such unrealized receivables, as determined pursuant to the Treasury Regulations. For these purposes, accrued but untaxed market discount if any, on securities held by the Fund will be treated as an unrealized receivable with respect to the tendering investor. An investor who tenders less than its entire Interest to the Fund for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received exceeds such investor's adjusted tax basis in its Interest.

                Pursuant to the authority granted to it under the L.L.C. Agreement, the Adviser intends to specially allocate items of Fund capital gain, including short-term capital gain, to a withdrawing investor to the extent its liquidating distribution would otherwise exceed its adjusted tax basis in its Interest. Such a special allocation may result in the withdrawing investor recognizing capital gain, which may include short-term gain, in the investor's last taxable year in the Fund, thereby potentially reducing the amount of any long-term capital gain that, absent the special allocation, would otherwise have been recognized by the withdrawing investor.

                10.  Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, investors in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude investors from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

                The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting PFPC at the address and phone number set forth on page 2 or from the Securities and Exchange Commission's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.

ANNEX A

FINANCIAL STATEMENTS

                Investors will be sent full and complete copies of the following financial statements of the Fund, which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the year ended December 31, 2000, previously filed on EDGAR on Form N-30D on March 7, 2001; and

Unaudited financial statements for the six-month period ended June 30, 2001, which will be filed on EDGAR on Form N-30D concurrently (or by the end of August) with this Schedule TO.

Exhibit C

Form of Letter of Transmittal

LETTER OF TRANSMITTAL

Regarding Interests

in

PW JUNIPER CROSSOVER FUND, L.L.C.

Tendered Pursuant to the Offer to Purchase
Dated August 27, 2001

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
AT, AND THIS LETTER OF TRANSMITTAL MUST BE
RECEIVED BY PFPC EITHER BY MAIL OR BY
FAX BY, 12:00 MIDNIGHT, NEW YORK TIME, ON
TUESDAY, SEPTEMBER 25, 2001, UNLESS THE
OFFER IS EXTENDED.

Complete The Last Page Of This Letter Of Transmittal And Fax
Or Mail In The Enclosed Postage-Paid Envelope To:

PW Juniper Crossover Fund, L.L.C.
c/o PFPC
P.O. Box 857
Claymont, DE 19703-9911

Attn: Joyce Molitor

For additional information:
Phone: (877) 431-1973
Fax:      (302) 793-8201
            (302) 793-8202

To assure good delivery, please send this letter of Transmittal to PFPC and not to your Financial Advisor.

Ladies and Gentlemen:

                      The undersigned hereby tenders to PW Juniper Crossover Fund, L.L.C., a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the "Fund"), the limited liability company interest in the Fund or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase, dated August 27, 2001 ("Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constituted the "Offer"). The tender and this Letter of Transmittal are subject to all the terms and conditions set forth in the Offer to Purchase, including, but not limited to, the absolute right of the Fund to reject any and all tenders determined by it, in its sole discretion, not to be in the appropriate form.

                      The undersigned hereby sells to the Fund the limited liability company interest in the Fund or portion thereof tendered hereby pursuant to the Offer. The undersigned hereby warrants that the undersigned has full authority to sell the limited liability company interest in the Fund or portion thereof tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

                      The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase any of the limited liability company interest in the Fund or portions thereof tendered hereby. The undersigned recognizes that, if the Offer is oversubscribed, not all of the undersigned's limited liability company interests in the Fund will be purchased.

                      The undersigned acknowledges that the method of delivery of any documents is at the election and the complete risk of the undersigned, including, but not limited to, the failure of the Fund's Administrator, PFPC, to receive any Letter of Transmittal or other document.

                      Payment of the purchase price for the limited liability company interest in the Fund or portion thereof of the undersigned, as described in Section 6 of the Offer to Purchase, shall be sent to the undersigned by wire transfer to the undersigned's brokerage account at UBS PaineWebber Inc. ("UBS PaineWebber") if such investor has a UBS PaineWebber account. (The undersigned hereby represents and warrants that the undersigned understands that, for cash payments wired directly to an investor's brokerage account, upon a withdrawal of such cash payment from such account, UBS PaineWebber will impose such fees as it would customarily assess upon the withdrawal of cash from such brokerage account.) If such investor does not have a UBS PaineWebber account, the payment will be sent directly to its mailing address as listed in the Fund's records. The undersigned recognizes that the amount of the payment will be based on the unaudited estimated net asset value as of September 30, 2001, of the limited liability company interest or portion thereof tendered.

                      All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 5 of the Offer to Purchase, this tender is irrevocable.

If you do not want to sell your limited liability company interest at this time, please disregard this notice. This is simply notification of the Fund's tender offer. If you choose to tender, you are responsible for confirming that PFPC has received your documents. To assure good delivery, please send this page to PFPC and not to your Financial Advisor.

Please fax or mail (this page only) in the enclosed postage-paid envelope to:

PW Aspen Fund, L.L.C.
c/o PFPC
P.O. Box 857
Claymont, DE 19703-9911
Attn: Joyce Molitor

For additional information:
Phone:  (877) 431-1973
Fax:  (302) 793-8201
         (302) 793-8202

Part 1. Name:

Name of Investor: __ __ __ __ __ __ __ __ __ __ __ __ __ __ __ __ __ __ __ __ __ __ __ __ __ __ __ __ __ __

SS# or Taxpayer ID #: __ __ __  __ __  __ __ __ __     Phone #: __ __ __  __ __ __  __ __ __ __

UBS PaineWebber Brokerage Account # (if applicable): __ __  __ __ __ __ __  __ __     Date: ___________________

Part 2. Amount of Fund Interest in the Fund to be Tendered:

|_| Entire partnership interest.

|_| Portion of limited liability company interest expressed as a specific dollar value. $
Subject to maintenance of a minimum limited liability company interest equal to $20,000, net of the Incentive Allocation (the "Required Minimum Balance"). The undersigned understands that if the undersigned tenders an amount that would cause the undersigned's capital account balance to fall below the Required Minimum Balance, the Fund reserves the right to reduce the amount to be purchased from the undersigned so that the Required Minimum Balance is maintained.

Part 3. Signature(s):

FOR INDIVIDUAL INVESTORS AND JOINT TENANTS:

Signature:	(Signature of Owner(s) Exactly as Appeared on Subscription Agreement/Investor Application)/Date

Print Name of Investor:

Joint Tenant Signature: (If joint tenants, both must sign.)	(Signature of Owner(s) Exactly as Appeared on Investor Application)/Date

Print Name of Joint Tenant:

FOR OTHER INVESTORS:

Print Name of Investor:

Signature:	(Signature of Owner(s) Exactly as Appeared on Investor Application)/Date

Print Name and Title of Signatory and Title:

Co-Signatory if necessary:	(Signature of Owner(s) Exactly as Appeared on Investor Application)/Date

Print Name and Title of Co-Signatory:

Exhibit D

Form of Notice of Withdrawal of Tender

NOTICE OF WITHDRAWAL OF TENDER

Regarding Interests in

PW JUNIPER CROSSOVER FUND, L.L.C.

Tendered Pursuant to the Offer to Purchase
Dated August 27, 2001

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
RECEIVED BY PFPC EITHER BY MAIL OR BY
FAX BY, 12:00 MIDNIGHT, NEW YORK TIME, ON
TUESDAY, SEPTEMBER 25, 2001, UNLESS THE
OFFER IS EXTENDED.

Complete This Notice Of Withdrawal And Fax Or Mail To:

PW Juniper Crossover Fund, L.L.C.
c/o PFPC
P.O. Box 857
Claymont, DE 19703-9911

Attn: Joyce Molitor

For additional information:
Phone: (877) 431-1973
Fax:      (302) 793-8201
            (302) 793-8202

To assure good delivery, please send this Notice of Withdrawal to PFPC and not to your Financial Advisor.

You are responsible for confirming that this Notice is received by PFPC. To assure good delivery, please send this page to PFPC and not to your Financial Advisor.

Ladies and Gentlemen:

          Please withdraw the tender previously submitted by the undersigned in a Letter of Transmittal.

UBS PaineWebber Brokerage Account # (if applicable):       __ __    __ __ __ __ __    __ __

FOR INDIVIDUAL INVESTORS AND JOINT TENANTS:

Signature:	(Signature of Owner(s) Exactly as Appeared on Investor Application)/Date

Print Name of Investor:

Joint Tenant Signature: (If joint tenants, both must sign.)	(Signature of Owner(s) Exactly as Appeared on Investor Application)/Date
Print Name of Joint Tenant:

FOR OTHER INVESTORS:

Print Name of Investor:

Signature:	(Signature of Owner(s) Exactly as Appeared on Investor Application)/Date

Print Name of Signatory and Title:

Co-Signatory if necessary:	(Signature of Owner(s) Exactly as Appeared on Investor Application)/Date

Print Name and Title of Co-Signatory:

Exhibit E

Form of Letter from the Fund to Investors in connection with acceptance of offers of tender

This Letter is Being Sent to you if you tendered Interests in the Fund.

Dear Investor:

PW Juniper Crossover Fund, L.L.C. (the "Fund") has received and accepted your tender request in accordance with the terms of the tender offer. Enclosed is a statement showing the breakdown of your capital withdrawal.

You have been paid in cash, in accordance with the terms of the tender offer. The funds were wired directly into your UBS PaineWebber brokerage account. If you do not have a UBS PaineWebber account, a check was sent to you at your mailing address as listed in the Fund's records. You remain an investor with respect to the Interests that were not tendered or accepted.

Should you have any questions, please feel free to contact the Fund's Administrator, PFPC, at (877) 431-1973.

Sincerely,

PW Juniper Crossover Fund, L.L.C.

Enclosure